FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Companhia Brasileira de Distribuição

CNPJ/ME No. 47.508.411/0001-56

NIRE: 35.300.089.901

MINUTES OF THE GENERAL MEETING OF DEBENTURE HOLDERS OF THE SEVENTEENTH (17th) ISSUE OF ORDINARY DEBENTURES, NOT CONVERTIBLE INTO SHARES, UNSECURED, IN A SINGLE SERIES, FOR PUBLIC DISTRIBUTION WITH RESTRICTED EFFORTS OF THE COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, HELD ON NOVEMBER 19, 2020

1.           Date, Time and Venue: Held on November 19, 2020, at 09:00 a.m., exclusively digital and remote via online videoconferencing, through the Cisco WebEx Events platform, a system that allows the identification of the members in attendance and their respective votes, pursuant to the provisions of Normative Instruction No. 81, of June 10, 2020, from the Ministry of Economy/Special Secretariat for Debureaucratization, Management and Digital Government/Digital Government Secretariat/National Department of Business Registration and Integration (“IN 81”) and in the Securities and Exchange Commission (“CVM”) Instruction No. 625 of May 14, 2020 (“ICVM 625”), and the link to access the meeting was sent to the Debenture holders, coordinated by Companhia Brasileira de Distribuição, located in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Luiz Antônio, No. 3.142, Jardim Paulista, CEP 01402-000 (“Company or Issuer”).

2.           Call: The call was made through the First Notice of Meeting, published on November 04, 05 and 06, 2020 in the “State Gazette of São Paulo”, respectively, on pages 30, 22 and 22 and in the newspaper “Folha de São Paulo”, respectively, on pages A-19, A-19 and A-18, and made available on the Company's website (http://www.gpari.com.br/), pursuant to clause 7.2.1 of the Indenture (as defined below) and article 124 of Law 6,404, of December 15, 1976 (“Brazilian Corporation Law”).

3.           Attendance: The debenture holders of one hundred percent (100%) of the outstanding Debentures of the Seventeenth (17th) Issue of Ordinary Debentures, Not Convertible into Shares, Unsecured, in a Single Series, for Public Distribution with Restricted Efforts of the Company (“Debenture Holders”, “Debentures” and “Issue”, respectively) were in attendance, whose “Indenture of the Seventeenth (17th) Issue of Ordinary Debentures, Not Convertible into Shares, Unsecured, in a Single Series, for Public Distribution with Restricted Efforts of Companhia Brasileira de Distribuição”, was entered into on December 19, 2020, between the Company and Pentágono S.A. Distribuidora de Titulos e Valores Mobiliários, as trustee of the Issue (“Indenture” and “Trustee”), according to the attendance record by sending an absentee ballot and by the remote electronic voting systems, under the ICVM 625. The Trustee’s representative and the Company’s legal representatives were also in attendance.

4.    Board: The Trustee’s representative proposed to those in attendance the election of the Chairman and the Secretary of the General Meeting of Debenture Holders to, among other things, draw up these minutes, and elect Mr. Frederico Augusto Alonso as Chairman, and Mr. Marcelo Acerbi de Almeida as Secretary.

5.    Agenda: Examine, discuss and resolve on the following items on the Agenda:

(i)          Prior approval on the non-configuration of the Debentures early maturity hypothesis, under clause 4.12.1, item “(vi)” of the “Indenture of the Seventeenth (17th) Issue of Ordinary Debentures, Not Convertible into Shares, Unsecured, in a Single Series, for Public Distribution with Restricted Efforts of Companhia Brasileira de Distribuição” (“Indenture”) due to the partial spin-off of the Company and its wholly-owned subsidiary Sendas Distribuidora S.A. (“Sendas”), as described in the Company’s Material Fact published on September 9, 2020 (“Transaction”).

(ii)         Approval to change: (a) item “(vi)” of Clause 4.12.1 of the Indenture; (b) item “(i)” of Clause 4.12.3.1 of the Indenture; (c) item “(ii)” of Clause 4.12.3.1 of the Indenture; and (d) item “(vi)” of Clause 4.12.3.1 of the Indenture, as proposed wordings of amendment to the Indenture to be made available to the debenture holders on the Company’s website and which, if approved, shall be reflected in the amendment to the Indenture; and

(iii)       To authorize the Company, together with the Trustee, to execute all applicable documents, as from the date of the General Meeting of Debenture Holders, to reflect the content of the resolutions approved in the Agenda.

6.           Drawing up of the Minutes: Authorized the drawing up of the minutes of the General Meeting of Debenture Holders in summary form.

7.           Holding of the Meeting: The meeting was held, the Secretary verified the quorum and call assumptions, as well as the proxy instruments of the Debenture holders’ representatives attending, and Mr. Chairman declared this Meeting opened. Then, the Agenda was read.

8.           Resolutions: The meeting being validly held and after discussing the matter, the Debenture holders resolved on:

(i)          Holders representing one hundred percent (100%) of the outstanding Debentures, without record of votes against or abstentions, resolved to previously approve the non-configuration early maturity hypothesis of the Debentures, pursuant to Clause 4.12.1 item “(vi)” of the Indenture, upon carrying out the Transaction;

(ii)         Holders representing one hundred percent (100%) of the outstanding Debentures, without record of votes against or abstentions, resolved to approve the change (a) of item “(vi)” of Clause 4.12.1 of the Indenture; (b) of item “(i)” of Clause 4.12.3.1 of the Indenture; (c) of item “(ii)” of Clause 4.12.3.1 of the Indenture; and (d) of item “(vi)” of Clause 4.12.3.1 of the Indenture, which shall become effective with the following wordings:

“4.12.1 (...)

“(vi) spin off, consolidation or merger of the Issuer by another company, without prior and express authorization of the Debenture holders, observing the resolution quorum established in this Indenture, except if the spin off, consolidation or merger meets the requirements provided for in article 231, paragraph 1 of the Brazilian Corporation Law, except the Spin Off announced by the Issuer in a material fact published on September 9, 2020”

(...)

“4.12.3.1 (...)

(i)       assignment, sale, disposal of, spin off, transfer at no cost or for valuable consideration, of the Issuer’s assets, including shares or quotas of controlled Companies, with value higher than the equivalent to twenty per cent (20%), whether individually or in the aggregate, of the Issuer’s owners’ equity, according to the last quarterly audited financial statement disclosed, except: (a) sale, disposal of, spin off and/or transfer of the Issuer’s assets, including shares or quotas of controlled companies, within the Issuer’s Economic Group; (b) in case of any disposal of, exchange or transfer of (i) fixed assets, real property and/or construction of Issuer’s property that do not exceed three billion and three hundred million reais (BRL 3,300,000,000.00) during the term of this Indenture, or (ii) any share owned by the Issuer in the capital of Cnova N.V., a company duly organized according to the laws of the Netherlands, with head office at Strawinskylaan 3051, 1077 ZX, Amsterdam, The Netherlands, as disclosed to the market on December 11, 2019; and (c) any other hypothesis, with the prior written consent of the Debenture holders. It should be highlighted that the Spin Off announced by the Issuer in a material fact published on September 9, 2020, is considered a Spin Off within the Issuer’s Economic Group;”

“4.12.3.1 (...)

“(ii) distribution of dividends and/or payment of interests on own capital (“JCP”) assigned as dividends by the Issuer, above the minimum mandatory dividend provided for in article 202 of the Brazilian Corporation Law, except (a) if there is a prior and express authorization of the Debenture holders; or (b) in case of JCP assigned as dividends, if there is a distribution of net profit of the respective fiscal year in a percentage of up to twenty-six per cent (26%), due to the variation of the Withholding Income Tax (IRRF) rates applicable to the shareholders, under the legislation in force;”

“4.12.3.1 (...)

(vi) redemption, repurchase, amortization or bonus of shares, if the Issuer is in default with any of its pecuniary obligations established in this Indenture, provided, however, the payment of minimum mandatory dividend provided for in Article 202 of the Brazilian Corporation Law;”

(iii)       Holders representing one hundred percent (100%) of the outstanding Debentures, without record of votes against or abstentions, resolved to authorize the Company, together with the Trustee, to execute all applicable documents, as of the date of holding of this GDM, including the Amendment to the Indenture, in order to reflect the content of the resolutions passed in this Agenda.

The Company informs that this meeting met all procedures requirements and guidance to be held, as determined by ICVM 625, especially by its article 7.

The board Secretary, under article 8, paragraph 2 of ICVM 625, records the attendance of the Debenture holders present, thus, their respective signatures at the end of these minutes is waived.

Capitalized terms that are not expressly defined herein shall have the meanings assigned to them in the Indenture, as applicable.

9.           Closing and Signatures: The opportunity to speak was offered to who wished to use it, but there was no manifestation. Accordingly, there being no further matters to be discussed, the meeting was adjourned and these minutes were drawn up, which, after being read and certified, were deemed to be signed by the debenture holders in attendance, as registered by the Secretary under ICVM 625 and signed by the Chairman, Secretary, representative of the Trustee and legal representatives of the Company, upon digital certificate.

São Paulo, November 19, 2020.

[True copy of the original drawn up in proper book.]

(Signature Page of the Minutes of the General Meeting of Debenture Holders of the Seventeenth (17th) Issue of Ordinary Debentures, Not Convertible Into Shares, Unsecured, in a Single Series, for Public Distribution With Restricted Efforts of the Companhia Brasileira De Distribuição, held on 1st call on November 19, 2020)

_________________________	_________________________
Frederico Augusto Alonso Chairman	Marcelo Acerbi de Almeida Secretary

(Signature Page of the Minutes of the General Meeting of Debenture Holders of the Seventeenth (17th) Issue of Ordinary Debentures, Not Convertible Into Shares, Unsecured, in a Single Series, for Public Distribution With Restricted Efforts of the Companhia Brasileira De Distribuição, held on 1st call on November 19, 2020)

Company:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

__________________________________ Name: Title:	__________________________________ Name: Title:

(Signature Page of the Minutes of the General Meeting of Debenture Holders of the Seventeenth (17th) Issue of Ordinary Debentures, Not Convertible Into Shares, Unsecured, in a Single Series, for Public Distribution With Restricted Efforts of the Companhia Brasileira De Distribuição, held on 1st call on November 19, 2020)

Trustee:

PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS

__________________________________ Name: Anna Carolina Lopes de Menezes Title: Attorney-in-fact

CPF: 423.589.478-14

(List of Attendance of debenture holders of the General Meeting of Debenture Holders of the Seventeenth (17th) Issue of Ordinary Debentures, Not Convertible Into Shares, Unsecured, in a Single Series, for Public Distribution With Restricted Efforts of the Companhia Brasileira De Distribuição, held on 1st call on November 19, 2020)

SAFRA PERFORMANCE II FI RF REFERENCIADO DI CP	08160753000176
SAFRA CAPITAL MARKET - FI RF CRED PRIVADO	09136668000135
SAFRA RENDA FIXA FUNDO DE INVESTIMENTO RENDA FIXA	10347224000128
SAFRA EXECUTIVE MASTER 2 FUNDO DE INVESTIMENTO RENDA FIXA	10787660000118
SAFRA EXTRA MASTER FI RENDA FIXA CREDITO PRIVADO	17161603000178
SAFRA TOP MASTER FI RF LONGO PRAZO	17955508000146
SAFRA EXTRA 180 FI RENDA FIXA CREDITO PRIVADO	17254017000178
FUNDO DE INVESTIMENTO MULTIMERCADO FUNBR	20147758000164
SAFRA ANS FI RENDA FIXA CREDITO PRIVADO	25079461000122
SAFRA FUNDO DE INVESTIMENTO RF REFERENCIADO DI CP II	33842492000111
VILA DO CONDE FI RENDA FIXA CREDITO PRIVADO	34200585000105
CITRINO I FUNDO DE INVESTIMENTO RENDA FIXA CREDITO PRIVADO	05108379000171

Herein represented by its manager SAFRA ASSET MANAGEMENT LTDA., enrolled with CNPJ under No. 62.180.047/0001-31, through its attorneys-in-fact Marcelo Dantas de Carvalho enrolled in the CPF under No. 762.310.031-91 and Ricardo Daniel Gomes de Negreiros enrolled CPF under No. 100.113.537-75, through valid voting instructions.

SAFRA PREV RENDA FIXA FI RF PREVIDENCIARIO	10243240000170
SAFRA PREV CAPITAL MARKET FI RF CP PREVIDENCIARIO	19390898000180

Herein represented by its manager TURMALINA GESTÃO E ADMINISTRAÇÃO DE RECURSOS S.A., enrolled with CNPJ under No. 43.826.833/0001-19, through its attorneys-in-fact Marcos Lima Monteiro enrolled in the CPF under No. 105.109.428-30 and Ricardo Daniel Gomes de Negreiros enrolled CPF under No. 100.113.537-75, through valid voting instructions.

BANCO DO BRASIL S/A	00000000000191

Herein represented by its attorney-in-fact Wilson Pereira Cardoso, enrolled with CPF under No. 105.418.208-69, through valid voting instructions.

BANCO BRADESCO S/A	60746948000112

Herein represented by its attorneys-in-fact Marcelo Henrique Solano Salmaso, enrolled with CPF under No. 059.032.249-46 and Caio Paiva, enrolled with CPF under No. 383.877.328-42, through valid voting instructions.

TURMALINA GESTAO ADM DE REC SA	43.826.833/0001-19

Herein represented by its attorneys-in-fact Marcos Lima Monteiro, enrolled with CPF under No. 105.109.428-30 and Marcelo Dantas de Carvalho, enrolled with CPF under No. 762.310.031-91, through valid voting instructions.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 27, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Christophe José Hidalgo Name: Christophe José Hidalgo Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.